Filed by ValueClick, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
Subject Company: Be Free, Inc.
Commission File Number: 000-30135

        The following communication includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements herein include statements about the proposed ValueClick, Inc./Be Free, Inc. merger. The following factors, among others, could cause actual results to differ materially from those described herein: failure of the ValueClick or Be Free stockholders to approve the merger; the risk that the ValueClick and Be Free businesses will not be integrated successfully; the costs related to the merger; inability to obtain, or meet conditions imposed for, governmental approvals for the merger; and other economic, business, competitive and/or regulatory factors affecting ValueClick's and Be Free's businesses generally. More detailed information about those factors is set forth in filings by ValueClick and Be Free with the Securities and Exchange Commission, including ValueClick's most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. ValueClick is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

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        Set forth below are remarks made by James Zarley, Chief Executive Officer and Chairman of the Board of ValueClick, Inc., during the question and answer portion of a conference call on May 8, 2002 to discuss ValueClick's earnings press release.

Operator:	Thank you, gentlemen. Once again please press star 1 if you do have a question today. And we'll pause for just a moment to assemble the roster.
Once again please press star 1 if you do have a question today. And again we'll pause for just a moment.
Okay our first question today comes from Eldar Brodski with Abacus Capital.
(John Curran):
Hi, it's actually (John Curran). You guys, you obviously have done it seems all the right things in a very difficult market and you're growing the business opportunistically again as you're acquiring some of your weaker competitors. But what is it that you guys plan on doing in terms of your balance sheet? I've asked this question now on the last two conference calls, this is the third.

You know, what are you going to do about having in excess of $200 million in cash which represents more than all of the current stock price? You know, rather than using the cash to buy companies you've been using your own stock so what is that you're going to do that is going to help us realize the cash and not just sit on the balance sheet earning 3% interest?
Jim Zarley:
Thanks, John. Well I think we did make the announcement in the last quarter. Our intent is to implement the stock buyback. Our board has already approved a $30 million buyback so we think between now and the end of the year so long as our stock is valued under its cash that it's an opportunity. We'll probably hold off on the majority of that until after the closing's complete.

And then going forward we think that there are future opportunities into next year after we finish this integration and that a portion of that cash would be used in making an additional acquisition and using cash as opposed to stock.

(John Curran):	What's the point of waiting until after the acquisition to continue buying back stock?
Jim Zarley:
The main reason is the amount of cash that we have. You know we currently have about $150 million, $160 million in the bank. We'll move that up to about $270 million and we think that whether we buy back 30 million or 50 million or 60 million it won't make a whole lot of difference. But it does when you're sitting on $100 million to $150 million.
(John Curran):	Explain that again; what does that mean?
Jim Zarley:	We have an additional $120 million to buy back stock with.
(John Curran):	I see but why can't you take your existing cash and buy back stock right now? I mean you say that you spent $1 million in the last quarter buying back stock. That's not a very big number.
Jim Zarley:
No but if we planned at the end of the year, the first part of next year to make a significant acquisition with cash and we also do a stock buyback that could push us into a much lower area as far as working capital.
(John Curran):
I see. It seems hard to imagine that you're going to find acquisitions better than your own company. You know with you guys with the current stock trading at a modest discount to cash the company's operations which are basically breakeven and if things turn around could potentially make a lot of money. The stock is trading, is ascribing a negative value to the operations with possibly some improving metrics. I have a hard time imagining you're going to find acquisitions that are better than that.
Jim Zarley:	Well we don't disagree with you completely. That's why we've initiated the stock buyback plan. So we think that the opportunity to buy back stock will be between now and the end of the year.
(John Curran):	All right, thanks.
Operator:	Thank you. Our next question today comes from Ariff Alidina with Alidina Capital.
Ariff Alidina:	A fantastic quarter. As far as future acquisitions go I know you'd outlined this on your last call but can you discuss again what you're looking for and also what the timing of that would be?
Jim Zarley:	Sure. In our last call I think we had stated that we were probably going to look for a couple of acquisitions and one of them we did announce here. So that is filling out the affiliate marketing side.

And what we're doing now is looking at virtually everybody that's out in the space that continues to fill out the products. And those would be not just online companies but in some cases offline companies as well.

But we're virtually talking to everybody that's out there that is for sale that's in our space right now. And I don't think that that next acquisition probably that we'll be ready for it before the end of the year.
Ariff Alidina:	Okay. So you're going to take some time to adjust this first one before you move on?
Jim Zarley:	Yeah, we've been digesting this last one and we think we've got it fairly well in hand right now and they're doing a great job. And we think that the next one will take another four to six months.
Ariff Alidina:	Okay, thank you.

Operator: Thank you.	Next we'll hear from Louis Martins at Taglich Brothers.
Louis Martins:
Hi, can you talk about your customer mix in the quarter and going forward? Who your largest customers are and if you lost any customers and also talk about competition and your competitive environment out there ((inaudible)) by customers in terms of you know competing for customers?
Jim Zarley:
There's really three segments of our company to speak to when we're talking about the customer lists. In our software business the primary customers that we have are McCann-Erickson is the largest and a whole host of agencies that support that business.

And our largest competitor in that sector is a company called (Donovan) who probably has something like 80% of that market. And then the second largest competitor in that business is a company called Encoda.

Moving to the ad-serving side, the Mediaplex product, MOJO for advertisers and agencies and MOJO for publishers, the largest competitor is DoubleClick and we would estimate that they probably have something like 80% of the available market as well. And the second largest competitor there is a company called Blue Streak and then 24/7 Real Media. And we believe that we're probably larger than both of those in that segment.
Some of our largest customers in that arena are eBay and General Motors. Those are the types of businesses that we're working with.

And then if you look at the media sector our largest competitors in the media sector are AOL, Yahoo and MSN. And those are the three primary targets. And then I guess you would also list Overture as a large competitor as well.

Our clients there are virtually all over the map. Almost anybody that is Who's Who in the Fortune 500 company come and go in that business and typically our contracts with those folks range anywhere from 30 to 90 days. So that's kind of the mix that works with us.
Louis Martins:	All right. All right, thank you.
Operator:	And next we'll hear from ING's David Levy.
David Levy:	Hi. Can you hear me okay?
Jim Zarley:	Yes. Morning, Dave.
David Levy:
Great. My question was really answered but let me just clarify. You said that and if I'm mistaken I apologize, you said there wouldn't be a new large acquisition before year-end or probably not at least toward the end of the year.

But the stock buyback should accelerate post-close but then you kind of said that—I didn't understand if you said it's going to accelerate or you're going to hold off because you might buy somebody. That was a little unclear. Can you just explain what the strategy is with the cash and the stock?
Jim Zarley:
Yeah, the stock buyback David, we're hopefully going to be very aggressive with that so long as our stock continues to trade at cash. So between now and the end of the year our plan, we've got a $30 million approval by our board right now.

If our stock was still trading below cash I don't think that we'd have any problem getting our board to approve virtually another $20 million, $30 million as well. So you know we're going to try and be very aggressive with that without driving the stock up to much.

David Levy:	Feel free to drive the stock up as much as you like.
Jim Zarley:	What we don't want to do is over-inflate it. There are some blocks out there that we think might be interested in selling to us so we'd kind of welcome that kind of a purchase as well.
David Levy:
Right. And then just second, you guys have was it $160 million in cash right now and Be Free's got $130 million and the deal's supposed to close at the end of the month. That's $290 million. What's the $20 million delta there?
Jim Zarley:
I think it's actually closer to $280 combined and then the $10 million is the cost of the transaction, the bankers fees and lawyers and so forth plus what we think that we may have to spend prior to getting it to profitability.
David Levy:	All right. I guess the question I was asking is there a potential that the real number's actually greater than $270 million?
Jim Zarley:	Yes.
David Levy:	Okay, great. Thanks.
Jim Zarley:	Okay.
Operator:	Thank you. And once again if you do have a question today simply press the star key followed by the digit 1 on your touchtone telephone. And we'll go next to Doug Campbell at Spirit Capital.
Doug Campbell:
Thanks very much. You mentioned earlier that you feel you're gaining market share. I think that reference was in the ad-serving market but please correct me if I'm wrong. But can you talk a little bit more about market share and to the extent that you're gaining it, what seems to be enabling you to do that?
Jim Zarley:
The only area that we think, Doug, that we're gaining market share is in the ad-serving. And primarily we think it's a couple of reasons: A) that when we merged with Mediaplex they were losing about $1 million, $1 1/2 million a month.

They were somewhat on a bit of death spiral in that if somebody didn't turn them around it was going to go away. And we feel that there were clients that were hesitant to sign up with them because of that. And since the merger we've signed up clients like General Motors and eBay. And eBay—actually was doing some business with them before but they've increased, almost doubled the volume of business since the acquisition.
And I think part of what has caused this is the fact that people have more confidence that they have a very strong financial now and they're around to stay.
Doug Campbell:
And would you say that there's kind of a settle marketplace out there in terms of firms such as General Motors, eBay and so on being sort of feeling that they have gotten to where they want to be and that they're ad-server support is just about right? Or is this market going to be volatile in terms of shares?
Jim Zarley:
No I think that the market in general for all of our businesses has probably settled down. And so far as the ad-serving portion by itself and the Mediaplex product that there are some great opportunities for our company in that area simply because we have such a small percentage of the market today that virtually 80% of that market is sitting with DoubleClick so even if we take a small piece of that that would be good growth for that business.

And I think overall that also the people who are utilizing ad-serving are also settled down and I don't see that diminishing as a marketplace going forward. We believe that will continue to grow.
Doug Campbell:
Yeah. Well the online marketplace has been out there for a while and because of newcomers who have been using that space for advertising have come and gone at a pretty rapid rate. There's been a lot of turmoil but settling down or settled down seems to be the current description.

That being the case as you grow your revenues and you indicated you felt they would in the second quarter, would one assume that expenses would not grow very much and the revenues could grow with a widening incremental margin for some time in the future?
Jim Zarley:
Yes I think that's a fair assumption. As the revenues grow for us incrementally, for instance our G&A does not go up substantially, the cost of selling does not go up substantially. There'll be some minor but not in comparison to the volume of business we're doing. I think that's a correct assumption.
Doug Campbell:	Okay. One more that I wish I should know the answer—I was on the call a little late—and then I'll stop. What is the central rationalization for the Be Free acquisition?
Jim Zarley:
Well, Be Free if you look at their customer base today—I mean first of all if you look at just the basic business that they're in almost all the revenue from our standpoint is reoccurring revenue and is on a contract basis.

And secondly if you think of their business in general too you know, the retailers, the 240 retailers that they have, practically anybody that has a significant retail position in the world today is going to have to move to the Internet.

And then if you couple that with practically I would say at least half of those customers that they have, 240, all need ad-serving. And it only makes sense that they would want that relationship with the same company that's doing their affiliate marketing.

And then if you couple that together with practically anybody that's in the retail business that has an affiliate network out there also wants to do advertising of some other sort. And a portion of that should be online whether it's building lists of names or whether it's creating registrations or whether it's doing some kind of a banner delivery.

Those are the kinds of things that practically anybody in a significant retail business is going to want going forward. So we could be that one company that they deal with that provides all of those solutions.

And then if you combine that with the fact that we can take this entity that today much like ours doesn't not have an enterprise value as far as their stock is concerned, that we collectively can put these two companies together and make them profitable. And if we can show that consistent profitability that the combined companies will get a very significant enterprise value as time goes on.
Doug Campbell:	Well I'll end with that for now. If it turns out you're running out of questions later I'll probably log back in with a couple.
Jim Zarley:	Okay.
Doug Campbell:	Thanks very much.
Operator:	Thank you. And now we'll go to Sam Rebotsky with SER Asset Management.

Sam Rebotsky:
Yeah. Good afternoon, gentlemen. I guess this deal with Be Free will really give you a bundle of cash but DoubleClick, they're position in ValueClick will be reduced and you have a license from them to use some of their services or technology?

Could you talk about the fees that you pay them? Do you expect that to continue? Do they want to sell their stock back to you? What kind of relationship do you expect to have with DoubleClick going forward?
Jim Zarley:	Well thank you for the question. We do have we believe a great relationship with DoubleClick. In fact they've been on our board up to the current time and have been very helpful to us.

As far as the licensing is concerned we don't have any kind of a license agreement with DoubleClick. We are completely independent in that regard and don't use any of their services nor do they use any of ours at this point in time.
Sam Rebotsky:	Isn't there I think in the document you talk about any kind of patent infringement or something like that? Are you using any of their technology that you're not reimbursing them?
Jim Zarley:	No, no. Nothing
Sam Rebotsky:	No. Do they want to sell their stock to you? Is that a way to go forward and do they want out of your stock?
Jim Zarley:	No we don't know that they would like to sell our stock to us but we'd certainly be interested in buying it if they were a seller at today's prices.
Sam Rebotsky:	Okay. All right, thank you. Good luck going forward.
Jim Zarley:	Okay, thank you.
Operator:	Thank you. Once again please press star 1 if you do have a question today. And again we'll pause for just one moment.
And at this time it appears that we have no more time for today's question and answer session. Mr. Zarley, I'll turn it over to you for any closing comments.
Jim Zarley:	Okay. Just like to thank everyone for joining us today and thank you for the questions, appreciate it, and look forward to talking to you all next quarter. Thank you.
Operator:
Thank you, gentlemen, and thank you for your participation in today's ValueClick First Quarter Earnings Release conference call. A replay of the call will be available beginning at 4 pm Pacific Time today by dialing 888-203-1112 or 719-457-0820. The access code will be 586255. This replay will be available through May 15th, 2002. Thereafter the call can be accessed on the ValueClick Web site at www.valueclick.com. Again thank you all for your participation.

        END

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        ValueClick, Inc. filed with the SEC a Registration Statement on Form S-4 (SEC File No. 333-84802), declared effective by the SEC on April 15, 2002, in connection with its proposed business combination transaction with Be Free, Inc., and ValueClick, Inc. and Be Free, Inc. filed with the SEC and mailed to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the proposed transaction. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about ValueClick, Be Free, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully.

        ValueClick and Be Free, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from ValueClick's or Be Free's stockholders in connection with the transaction. A list of the names of ValueClick's and Be Free's directors and executive officers and descriptions of their interests in ValueClick and Be Free is contained in the Joint Proxy Statement/Prospectus. Investors and security holders of ValueClick and Be Free may obtain additional information regarding the interests of the foregoing people by reading the Registration Statement and the Joint Proxy Statement/Prospectus.

        In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, ValueClick and Be Free file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by ValueClick and Be Free at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 800/SEC-0330 for further information about the public reference room. Investors and security holders will be able to obtain free copies of these documents filed by ValueClick and Be Free through the Web site maintained by the U.S. Securities and Exchange Commission at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus from ValueClick or Be Free by contacting the Investor Relations department at either company.